SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                         (Amendment No._____4_______)(1)


                             Harbor Global Co. Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0025 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  G64285 W10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G64285 W10 0
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     S. Muoio & Co. LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     225,240

6.   SHARED VOTING POWER

     481,780

7.   SOLE DISPOSITIVE POWER

     225,240

8.   SHARED DISPOSITIVE POWER

     481,780

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     707,020

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                 [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.5%

12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G64285 W10 0
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     SM Investors, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     171,696

6.   SHARED VOTING POWER

     0

7.   SOLE DISPOSITIVE POWER

     171,696

8.   SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     171,696

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                 [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.03%

12.  TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   G64285 W10 0
            ---------------------


Item 1(a).  Name of Issuer:

            Harbor Global Co. Ltd.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            60 State Street, 16th Floor
                     Boston, Massachusetts 02109-1820
            --------------------------------------------------------------------

Item 2(a) - (c). Name, Principal Business Address, and Citizenship of Person:

            S. Muoio & Co. LLC SM Investors, L.P.
            c/o 509 Madison Avenue, Suite 406
            New York, NY 10022

            S. Muoio & Co. LLC: Delaware Limited Liability Company SM Investors, L.P.: Delaware Limited Partnership

           (d) Title of Class of Securities:

             Common Stock, $0.0025 par value

           (e) CUSIP Number:

             G64285 W10 0
            --------------------------------------------------------------------


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

          (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d)  [_] Investment   company  registered  under  Section  8  of  the
                   Investment Company Act.

          (e)  [_] An   investment    adviser   in   accordance    with   Rule
                   13d-1(b)(1)(ii)(E);

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

          (a)  Amount Beneficially Owned:

           S. Muoio & Co. LLC: 707,020, which includes the 171,696 shares beneficially owned by SM Investors, L.P., of which S. Muoio & Co. LLC is the General Partner.

          (b)  Percent of Class:

           S. Muoio & Co. LLC: 12.5%, which includes the 3.03% beneficially owned by SM Investors, L.P., of which S. Muoio & Co. LLC is the General Partner.

           (c) S. Muoio & Co. LLC: 481,780 shares with shared power to vote or to direct the vote through its role as General Partner of SM Investors, L.P.; 225,240 shares with sole power to vote or to direct the vote; 481,780 shares with shared power to dispose or to direct the disposition of through its role as General Partner of SM Investors, L.P.; 225,240 shares with the sole power to dispose or to direct the disposition of.

           SM Investors, L.P.: 171,696 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or direct the vote; 171,696 with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

     SM Investors, L.P. is no longer a beneficially owner of greater than 5% of the outstanding shares of the Issuer.
     -----------------------------------------------------------------------


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         -----------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------------


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

            N/A
            --------------------------------------------------------------------


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ----------------------------------------------------------------------

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           S. MUOIO & CO. LLC                        Date: January 8, 2003
           By: /s/ Salvatore Muoio
           ----------------------
           Name: Salvatore Muoio
           Title: Managing Member


           SM INVESTORS, L.P.

           By: S. MUOIO & CO. LLC
           General Partner

           By: /s/ Salvatore Muoio
           -----------------------
           Name: Salvatore Muoio
           Title: Managing Member

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT


     The undersigned agree that this Schedule 13G Amendment No. 4 dated December 31, 2002 relating to the Common Stock of Harbor Global Co. Ltd. shall be filed on behalf of the undersigned.

           S. MUOIO & CO. LLC
           By: /s/ Salvatore Muoio
           -----------------------
           Name: Salvatore Muoio
           Title: Managing Member


           SM INVESTORS, L.P.

           By: S. MUOIO & CO. LLC
           General Partner

           By: /s/ Salvatore Muoio
           ----------------------
           Name: Salvatore Muoio
           Title: Managing Member


           Date: January 8, 2003


01834.0001 #376427